Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 30 DATED OCTOBER 10, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to:
•Disclose Net Asset Value (“NAV”) as of September 30, 2025;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (“NAV”) Per Share
On October 10, 2025, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $10.91 as of September 30, 2025. The updated NAV per share will be effective on October 10, 2025, and will be effective until December 31, 2025 or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of September 30, 2025. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended September 30, 2025, decreased by $0.24, from $11.15 to $10.91, compared to the Company’s NAV per share as of June 30, 2025, primarily due to a decrease in the real estate valuation, as detailed below.

(a)Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of September 30, 2025 was $49.2 million, a decrease of $600,000 or 1.20%, compared to the prior quarter valuation as of June 30, 2025 of $49.8 million.1 Although the Asset is 100% leased, the decrease in real estate value was due to a reduction in contractual rent as the leases approach maturity.
(b)Debt Valuation - The Company’s mortgage loan principal outstanding as of September 30, 2025, totaled $25.6 million and had an interest rate swap for the full principal loan amount bearing a fixed rate of 6.09% per annum. In the third quarter, the fair value of the Asset’s loan decreased by approximately $124,000 compared to the prior quarter due to scheduled principal payments. Additionally, the value of the Company’s interest rate swap decreased by approximately $4,700 due to a downward adjustment in the forward curve and the roll-off of realized swap payments.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing the Company’s public offering, the Company raised $5,501,000 through a private placement.
As of September 30, 2025, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.

Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

On September 30, 2025, the Manager declared a dividend of $0.075 per share. The quarterly distribution represents an annualized gross distribution yield of 3.00% (based on a $10.00 per share purchase price). For the third quarter of 2025, the Manager is processing a redemption payment of $49,613 to be paid on a pro-rata basis to investors in the redemption queue. There are currently 56,893 shares in the redemption queue representing approximately $634,352 based on prior quarter NAV per share of $11.15. Future distributions and redemption requests will continue to be evaluated on a quarterly basis.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of September 30, 2025, the Asset was 100% leased with a weighted average lease term of 5.1 years. Physical occupancy remains consistent with prior quarter, with approximately 60% of office tenants attending in person per day
Parking
For the three months ended September 30, 2025, the Asset generated approximately $77,000 in total parking revenue, a $7,400 or 9.7% decrease quarter-over-quarter. The decline was primarily driven by our quarterly reconciliation process, during which prior credits were recognized, resulting in a reduction in net revenue for the period.
Property Activations
In August, a women-focused co-working tenant at the Asset brought the community together with the Funny Money Fundraiser—a sold-out evening of comedy and cocktails. Blending laughter with generosity, the event fostered a strong sense of connection and camaraderie among all Southern Dairies tenants.
Then in September, the same tenant partnered with Nourish Botanica, a local florist, to host an event bursting with vibrant blooms, island-inspired flavors, and Caribbean vibes. Guests enjoyed crafting their own floral arrangements at the bouquet bar, savoring tropical bites and beverages, and discovering samples from local makers.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	October 10, 2025

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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